Exhibit 99.2

RiT TECHNOLOGIES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

RiT TECHNOLOGIES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special Meeting  of Shareholders (the "Special Meeting" or the "Meeting") of  RiT Technologies Ltd. (“we”, "RiT" or the "Company") will be held on Monday, December 7, 2015 at 16:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, for the following purposes:

1.	To approve the Software Development Agreement with Stins Coman Incorporated, the Company's controlling shareholder;

2.	To approve the employment terms of two executive officers in RiT and in its majority-owned subsidiary, RiT Wireless;

3.	To approve the Services Agreement with Stins Engineering Pte, an affiliate of the Company's controlling shareholder; and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety. As more fully described in the Proxy Statement, eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than November 9, 2015 and, if we determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda in the manner set forth in the Proxy Statement.

Shareholders of record at the close of business on November 4, 2015 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Special Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.  Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Members.

By Order of the Board of Directors,
Sergey Anisimov
Chairman of the Board of Directors
November 2, 2015

RiT TECHNOLOGIES LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.8 nominal value (the "Ordinary Shares"), of RiT Technologies Ltd. (“we”, "RiT" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at an additional Special Meeting of Shareholders (the "Special Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders.  The Meeting will be held on Monday, December 7, 2015 at 16:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Purpose of the Meeting

The agenda of the Special Meeting is as follows:

1.	To approve the Software Development Agreement with Stins Coman Incorporated, the Company's controlling shareholder;

2.	To approve the employment terms of two executive officers in RiT and in its majority-owned subsidiary, RiT Wireless;

3.	To approve the Services Agreement with Stins Engineering Pte, an affiliate of the Company's controlling shareholder; and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company currently is not aware of any other matters which will come before the Special Meeting.  If any other matters properly come before the Special Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares as of the close of business on November 4, 2015 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting. Each Ordinary Share entitles the holder to one vote.  As of October 26, 2015 there were outstanding 15,541,306 Ordinary Shares (excluding treasury shares).

Two or more shareholders conferring in the aggregate at least 35% of the voting power present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such day, time and place as the Chairman of the Board of Directors, with the consent of the holders of a majority of the voting power represented at the meeting and voting on the question of adjournment, shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be required to be given to shareholders.

Position Statements

To the extent you would like to submit a position statement with respect to any of the proposals described in this Proxy Statement pursuant to the Israeli Companies Law, 1999 (the “Israeli Companies Law” or the "Companies Law"), you may do so by delivery of appropriate notice to the Company’s offices (Attention: General Counsel) located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, not later than ten days after the record date (i.e., November 14, 2015). Position statements must be in English and otherwise must comply with applicable law. Any valid position statement will be furnished by the Company to the SEC on a Current Report on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Shareholder Proposals

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding Ordinary Shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Meeting by submitting their proposals in writing to the Company’s offices (Attention:  General Counsel) located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel. For a shareholder proposal to be considered for inclusion in the Meeting, our General Counsel must receive the written proposal no later than November 9, 2015.

In general, a shareholder proposal must be in English and set forth: (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and/or manages such person; (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal; (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class of the Company; (iv) the proposing shareholder's purpose in making the proposal; (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting; (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest; (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided; and (viii) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. The Company may disregard shareholder proposals that are not timely and validly submitted.

If our Board of Directors will determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than November 16, 2015 by way of issuing a press release and/or submitting a Current Report on Form 6-K to the SEC.

Voting and Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above.  On all matters considered at the Special Meeting, abstentions and broker non-votes will be treated neither as a vote "for" nor as a vote "against" the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about November 6, 2015, and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, we reserve our right to engage a proxy solicitor in connection with this solicitation.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares, as of October 26, 2015, by (i) each person known to the Company to beneficially own more than 5% of the Company's outstanding Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Beneficially Owned1	Beneficially Owned as Percent of Total Shares2
Sergey Anisimov 3	14,165,434	78.4%
Boris Granovsky 4	13,925,871	77.1%
All directors and officers as a group 5	14,436,396	78.8%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and includes voting or investment power with respect to securities. Ordinary shares relating to options, warrants or other convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
Based on 15,541,306 ordinary shares outstanding, as of October 26, 2015, excluding 2,125 ordinary shares held as treasury shares. The calculation includes convertible securities which are deemed outstanding for computing the holdings of each specific person or group referred to in the table (see also note (1) above). The types and numbers of such convertible securities are indicated in note (3) (sub-note (iii) and (iv) thereof) and note (5) below.

(3)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN. Based on a Schedule 13D/A report filed with the SEC on October 29, 2014, jointly by STINS COMAN, Sergey Anisimov and Boris Granovsky (the “13D/A Report”), the figure includes (i)  11,407,954 ordinary shares held by STINS COMAN (ii) 239,563 ordinary shares held by Invencom, an Israeli private company with which Anisimov may be affiliated due to his wife being a director and manager of Invencom, (iii) 125,000 warrants held by Stins Coman and (iv) 2,392,917 convertible shares based on the $3.0 million outstanding loan balance under the Convertible Loan Agreement.

(4)
Based on the 13D/A Report, Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares.

(5)
Includes outstanding options exercisable within 60 days as of October 26, 2015 into 270,962 ordinary shares. These options have an exercise price ranging from $1.06 to $4.5 per ordinary share and with the last options expiring in 2020.

Forward-Looking Statements

We make statements in this Proxy Statement that may be considered "forward-looking statements," within the meaning of applicable securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. We may from time to time make forward-looking statements in our reports to the SEC on Form 20-F and Form 6-K, in offering circulars and prospectuses, in press releases and other written materials, and in statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Forward-looking statements include statements regarding the intent, belief or current expectations of RiT and its management about RiT’s business, financial condition, results of operations, and its relationship with its employees and the condition of its properties. Words such as "believe," "expect," "intend," "estimate" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth below, our annual reports on Form 20-F, our reports on Form 6-K and other reports filed with or furnished to the SEC. Any forward-looking statements contained in this Proxy Statement speak only as of the date hereof, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained herein will prove to be accurate.

Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements.

ITEM 1 – SOFTWARE DEVELOPMENT AGREEMENT WITH
CONTROLLING SHAREHOLDER
(Item 1 on the Proxy Card)

Background

Our legacy software developed by us and named 'CenterMind' ("CenterMind" or "CM"), is used in our IIM (Intelligent Infrastructure Management) and software lines of business.

We plan to take the existing CenterMind software to its next level generation, to be modern, flexible and capable of integrating with new technologies, what we call "Converged Infrastructure Systems" (the "CM New" software).

Towards that, we carried out a process for selecting a suitable service provider for the required software development services and received a few development proposals. Following such process, our Audit Committee and Board of Directors have selected Stins Coman Incorporated, our controlling shareholder, which has a wide and varied experience in the IT fields of business including in software development and entered into a Software Development Agreement with Stins Coman Incorporated, dated as of September 17, 2015 (the "Development Agreement" or the "Agreement"), a copy of which is attached as Annex A hereto.

Summary of the Development Agreement

The following is a summary of the material terms of the Development Agreement and is qualified by reference to the full text of the Development Agreement (Annex A hereto).

The Development Agreement defines the terms and conditions, under which Stins Coman will plan, develop, design, program, integrate, deliver, install, and support, the CM New software for and to RiT.

Additional key terms of the Development Agreement include the following:

•	Stins Coman will prepare a development plan for the CM New based on the functional specification we requested for the CM New.

•
Upon formal acceptance of the development plan by RiT, Stins Coman shall commence the development and programming of the CM New to achieve the specified functional specification (the “Development Services”).

•	The consideration for the Development Services (including for an additional, second version release of the CM New contemplated in the future) is a fixed price of approximately US$ 1.45 million.

•
Our payment of the aforesaid consideration shall be by a way of a new convertible loan provided by Stins Coman to RiT, i.e., a loan from Stins Coman is recorded in the books with (i) repayment term of three years and interest of 2.47% per annum and (ii) a price for any potential conversion of such loan into our Ordinary Shares  equals to the NASDAQ close price on September 17, 2015 (when our Board approved the transaction), i.e., $1.51 plus a premium of 10% added thereon resulting to be $1.661 (the “Conversion Price”).

•	Prior to the formal acceptance of the CM New by RiT, no request for conversion of the loan shall have any force and effect.

•
An unlimited period of warranty and support by Stins Coman following the testing and acceptance of the complete CM New software by RiT, aiming at ensuring that the delivered CM New continues to conform substantially to the functional specifications and removing any programming error if such is detected.

•
Suitable provisions are in place for protecting the proprietary rights and confidentiality of RiT's existing CenterMind software as well as the CM New software to be created under the Development Agreement.

•	Each party may terminate the Agreement, with or without cause, by giving 60 days written notice to the other party.

Reasons for entering into the Agreement

In approving the Development Agreement, our Audit Committee and Board of Directors considered various factors, including the following:

•	The professional capabilities of Stins Coman, including its experience in the IT fields of business and in software development and programming.

•
The favorable payment terms for us provided by Stins Coman, which include: (i) a lower fixed price compared to the other proposals received by us, and (ii) a new line of credit provided by Stins Coman to RiT for the consideration amount under the Development Agreement.

•	The expedited time schedule proposed and committed to by Stins Coman for the Development Services.

The Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company's entering into the Software Development Agreement with Stins Coman, as described in the Proxy Statement dated November 2, 2015, is approved; and that the Company is authorized to enter into such modifications or amendments thereto, upon the terms and conditions so negotiated; provided that any such modifications or amendments is conditioned upon the further approval by the Audit Committee and the Board of Directors and does not impose additional material obligations on RiT; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any such modifications or amendments in accordance with these resolutions”.

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who do not have a "personal interest" in such matter (as such term is defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Two of our shareholders of record: Stins Coman Incorporated- our controlling shareholder, and its affiliated company Invencom Technologies Ltd., are deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's VP Finance at telephone number +972-77-2707203; fax number: +972-3- 6455162 or email erane@rittech.com for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 2 – EMPLOYMENT TERMS OF EXECUTIVE OFFICERS IN RIT AND RIT WIRELESS
(Item 2 on the Proxy Card)

Background

As recently announced, RiT appointed Mr. Ian Welham as its Senior VP Global Sales, and RiT Wireless Ltd. ("RiTW"), appointed Mr. Paul N. Berry as its Chief Executive Officer. RiTW is our majority-owned subsidiary and Invencom Technologies Ltd., an affiliate of Stins Coman, is an additional shareholder in RiTW. The aforesaid highly experienced gentlemen are based in England and will perform their duties worldwide, as will be required by the demands of the respective businesses.

Said appointments and their related compensation terms were approved by our Compensation Committee or Audit Committee, and Board of Directors.

In addition, this matter may involve a personal interest of our controlling shareholder, Stins Coman Incorporated, primarily because, as contemplated in Item 3 below, we expect to provide certain sales-management services to an affiliate of Stins Coman using our personnel including one or both of the aforesaid gentlemen; and/or given the fact that Invencom Technologies, another Stins Coman's affiliate, is an additional shareholder in RiTW. Therefore, we determined, solely for the sake of caution, to seek shareholders' approval as well.

Summary of the terms relating to RiT's Senior VP Global Sales

The key compensation terms of Mr. Welham for said position, include:

•	A fixed monthly gross salary of £13,333.

•	A yearly bonus plan will be defined for Mr. Welham at the beginning of each calendar year, which will include potential cash bonus amounts upon achieving or over achieving sales targets.

•
A grant of options representing 1.5% of the issued and outstanding share capital of the Company, i.e., 233,120 options, under the terms of our 2003 ESOP plan, at an exercise price of $1.37 per option (reflecting the NASDAQ market price of RiT's shares on the day of the Board's approval) and a vesting period of 3 years (1/3 each year). The recorded expanses for said grant of options shall be approximately $200,000 over the vesting period of three years (1/3 each year).

•	Prior termination notice of 6 months.

•	Additional customary benefits granted to RiT's executive officers.

Pursuant to Mr. Welham's employment agreement, he has agreed to devote his full working time and best efforts to our business and affairs. Mr. Welham’s employment agreement also contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Welham not to compete with us or in our fields of business during his employment and for a period of six months following termination of his employment. Mr. Welham's employment agreement is governed by the law of England.

As an executive officer of RiT, Mr. Welham will also be entitled to an Indemnification Agreement, substantially in the form approved by our shareholders in 2009 and will benefit from the directors and officers liability insurance we maintain.

The compensation terms of Mr. Welham were approved by our Compensation Committee and Board of Directors, effective as of August 1, 2015, following consideration of, among other things, our Compensation Policy provisions and limitations.

Summary of the terms relating to RiTW's CEO

The key compensation terms of Mr. Berry for said position, include:

•	A fixed monthly gross salary of £17,917.

•
An annual on target bonus of £100,000, based on a yearly incentive plan and targets to be defined for Mr. Berry at the beginning of each calendar year and conditioned on actually achieving such predefined targets.

•	Prior termination notice of 6 months.

•	Additional customary benefits granted to RiTW's executive officers.

Pursuant to Mr. Berry's employment agreement with RiTW, he has agreed to devote his full working time and best efforts to RiTW's business and affairs. Mr. Berry’s employment agreement with RiTW also contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Berry not to compete with RiTW's fields of business during his employment and for a period of six months following termination of his employment. Mr. Berry's employment agreement is governed by the law of England.

Mr. Berry's appointment as RiTW's CEO and the related compensation terms, were approved by RiT's Audit Committee and Board of Directors, effective as of August 1, 2015.

The Proposed Resolutions

It is proposed that at the Special Meeting the following resolutions be adopted:

(A)           “RESOLVED, that the compensation terms of Ian Welham, as described in Item 2 of the Proxy Statement dated November 2, 2015, are hereby approved; and that the Company is authorized to enter into such modifications or amendments thereto, upon the terms and conditions so negotiated; provided that any such modifications or amendments is conditioned upon the further approval by the Compensation Committee and the Board of Directors and does not impose additional material obligations on RiT; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any such modifications or amendments in accordance with these resolutions.”

(B)           “RESOLVED, that the compensation terms of Paul N. Berry, as described in Item 2 of the Proxy Statement dated November 2, 2015, are hereby approved; and that the Company or RiT Wireless Ltd. is authorized to enter into such modifications or amendments thereto, upon the terms and conditions so negotiated; provided that any such modifications or amendments is conditioned upon the further approval by the Company's Audit Committee and the Board of Directors and does not impose additional material obligations thereon; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any such modifications or amendments in accordance with these resolutions.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who do not have a "personal interest" in such matter (as such term is defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

For information regarding personal interests under the Companies Law and related voting procedures, please see Item 1 above, under the caption "Required Vote".

Two of our shareholders of record: Stins Coman Incorporated- our controlling shareholder, and its affiliated company Invencom Technologies Ltd., may be deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's VP Finance at telephone number +972-77-2707203; fax number: +972-3- 6455162 or email erane@rittech.com for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 3 – SERVICES AGREEMENT WITH AFFILIATED PARTY
(Item 3 on the Proxy Card)

Background

As presented in Item 2 above, we have recruited most recently few internationally-oriented and highly experienced personnel, for the primary purpose of promoting the sales of our products worldwide and progressing our business.

We have determined to further use our personnel by providing sales-management services to our distributors in the regions of APAC and CIS (Commonwealth of Independent States, i.e., Russia and the countries comprising the former Soviet Union). Providing the aforesaid services is aimed at fostering RiT's sales in said regions on one hand, and sharing of the costs of retaining such skillful personnel, on the other hand.

For consummating the aforesaid, we determined to enter into a services agreement between us and Stins Engineering Pte ("Stins Engineering"), which is our Singapore based international distributor and an affiliate of Stins Coman Incorporated, our controlling shareholder.

Following approvals of our Audit Committee and Board of Directors, we entered into a Services Agreement with Stins Engineering, dated as of September 17, 2015 (the "Services Agreement" or the "Agreement"), a copy of which is attached as Annex B hereto.

Summary of the Services Agreement

The following is a summary of the Agreement and is qualified by reference to the full text of the Agreement (Annex B hereto).

Under the Services Agreement, RiT will provide to its Stins Engineering, and/or to any other of our distributors selected by Stins Engineering and active in the APAC and/or CIS regions (the "Regions"), various sales-management services ("Sales-Management Services" or the "Services"), aimed at increasing RiT's overall sales in the Regions.

Additional key terms of the Agreement include the following:

•	A breakdown of the various Sales-Management Services to be rendered under the Agreement.

•
Monthly fees in sums ranging from US$45,000 (forty five thousand US Dollars) to US$ 125,000 (one hundred twenty five thousand USD) according to the actual scope of Services rendered to Stins Engineering in the respective previous month. The foregoing fees may be updated in each calendar year according to changes in related costs to RiT.

•	RiT retaining the control over its personnel engaged in rendering the Services under the Agreement.

•	A provision for non-solicitation of RiT's personnel, for the term of the Agreement and for twelve months thereafter.

•
Term of twelve months (starting from August 1st, 2015), with automatic renewals of one year each time, unless any party notifies otherwise at least six (6) months prior to the expiration of the term or extended term, as the case may be.

•	Each party may terminate the Agreement, with or without cause, by giving six (6) months written notice to the other party.

Reasons for entering into the Agreement

In approving the Agreement, our Audit Committee and Board of Directors considered various factors, including the following:

•	The Agreement is made in efforts to achieve a significant increase in RiT's sales in the APAC and CIS regions.

•	The Agreement provides for a considerable services fee to be paid to RiT each month, alleviating the costs of retaining few of our new personnel.

•	The control over RiT's personnel is retained by RiT at all times.

•	The right to terminate the Agreement (by each party), without or with cause, with prior notice of six months.

The Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company's entering into the Services Agreement with Stins Engineering Pte, as described in the Proxy Statement dated November 2, 2015, is approved; and that the Company is authorized to enter into such modifications or amendments thereto, upon the terms and conditions so negotiated; provided that any such modification or amendment is conditioned upon the further approval by the Audit Committee and the Board of Directors and does not impose additional material obligations on RiT; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any such modifications or amendments in accordance with these resolutions”.

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who do not have a "personal interest" in such matter (as such term is defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

For information regarding personal interests under the Companies Law and related voting procedures, please see Item 1 above, under the caption "Required Vote".

Two of our shareholders of record: Stins Coman Incorporated- our controlling shareholder, and its affiliated company Invencom Technologies Ltd., are deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's VP Finance at telephone number +972-77-2707203; fax number: +972-3- 6455162 or email erane@rittech.com for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

OTHER BUSINESS

We know of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Sergey Anisimov
Chairman of the Board of Directors

Dated: November 2, 2015

ANNEX A

SOFTWARE DEVELOPMENT AGREEMENT

This Software Development Agreement, made as of the 17 day of September, 2015, by and between RIT TECHNOLOGIES LTD., an Israeli corporation, having its principal place of business at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel ("RiT"), and STINS COMAN INCORPORATED, a Russian corporation having its principal place of business at 126 Pervomayskaya str., Moscow, Russia, 105203 ("Stins") (each, a "Party" and collectively, the "Parties").

WHEREAS	RiT is the owner of the CM Software (as defined below), distributed by RiT under license to its channel resellers and customers, as part of RiT's IIM and software lines of business; and

WHEREAS	RiT desires to further develop, enhance and take the current CM Software to its next generation innovative level; and

WHEREAS	Stins, being highly experienced in the IT business, has the knowledge and required qualified personnel to provide high level software development services to RiT;

Now therefore, the Parties agree as follows:

1.	DEFINITIONS

When used in this Agreement, the capitalized terms listed in this Section shall have the following meanings:

“CM Software”	means a software package named 'CenterMind', developed and owned by RIT for its IIM and software business.

“CM New”	means the next generation CM Software, at its developed and enhanced future form as a result of the Development Services provided hereunder (or any part thereof).

“Code”	means the CM Software code or the CM New code, as applicable. Code shall include both object code and source code, if not otherwise specified.

“Deliverable/s”
mean the agreed upon deliverable for each development phase or for the final CM New, as specified in the Development Plan, which shall include without limitation, all Code, Documentation, and other materials developed by Stins specifically for RiT under this Agreement.

“Development Plan”
means a development plan for the CM New, prepared by Stins and based on RiT's Functional Specifications, which includes: (i) detailed specification for the CM New software (ii) a listing of all Deliverable items to be delivered to RiT under this Agreement and (iii) a delivery schedule containing a delivery date for each development phase and its respective Deliverable.

“Documentation”	means Stins’ reference guides (in the English language) relating to the use of the CM New, including reference manuals, installation, administrative and programmer guides.

“Effective Date”	means September 17, 2015.

“Error”	means any material or major error, problem, or defect identified as such by RiT.

“Functional Specifications”	means the technical and functional specifications of the CM New software, prepared and provided by RiT to Stins Coman.

2.	SCOPE OF THIS AGREEMENT

2.1
This Agreement defines the terms and conditions, under which Stins will plan, develop, design, program, integrate, deliver, install, and support, the CM New software and its related Deliverables, for and to RiT.

2.2
The performance by Stins of its obligations hereunder is to be done on a “turn-key” basis, i.e. Stins shall deliver complete, finalized, integrated, working and fully ready CM New software and its related Deliverables, in conformity with the terms and conditions of this Agreement.

3.	DEVELOPMENT SERVICES

3.1	Commencing on the Effective Date, Stins shall prepare the Development Plan for the CM New software, for achieving and satisfying the Functional Specification attached as Appendix A hereto.

3.2
The detailed Development Plan shall be delivered by Stins to RiT within 30 days following the Effective Date. Stins shall indicate and present in the Development Plan any 'open source' licensed software/application, which may be used by Stins for the development services hereunder, or indicate that non exist or planned to be used by Stins hereunder.

3.3
Upon delivery, RiT will have 7 days to review and accept the Development Plan or ask for corrections or adjustments of the Development Plan or any part thereof (including with relation to any open source indicated by Stins), all at the sole discretion of RiT. Stins shall have 14 days to perform any corrections or adjustments so requested by RiT.

3.4
Upon written acceptance of the Development Plan by RiT, it will be incorporated into this Agreement as Appendix B hereto, and will be deemed by both Parties to have become an integral part of this Agreement.

3.5
Subsequent to the aforesaid, Stins shall commence the development and programing of the CM New according to the prior-accepted Development Plan, for achieving and satisfying the Functional Specification (hereinafter the “Development Services”).

3.6
Stins shall deliver to RiT the CM New and its related Deliverables within the delivery schedule detailed in the Development Plan and subject to the delivery terms and other terms and conditions included herein this Agreement.

3.7
Stins and RiT agree to cooperate and assist each other in the development process. Stins will prepare and deliver (as often as RiT so requests) progress reports to RiT that shall contain information requested by RiT regarding the status of the Development Services.

4.	DELIVERY, TESTING AND ACCEPTANCE

4.1
Stins shall notify RiT in writing when each development phase and respective deliverable, as defined in the Development Plan, has been completed and shall deliver the respective deliverable and relevant Documentation within 7 days thereafter.

4.2
Acceptance Tests.  RiT shall conduct software acceptance tests, within thirty (30) days following delivery of each development phase, for determining if the development phase/deliverable materially complies with the Development Plan, Functional Specifications and the relevant Documentation relating thereto. The substance and manner of the acceptance tests shall be determined at the sole discretion of RiT.

4.3
Correction. In the event that any development phase/deliverable, or any part thereof, is determined by RiT to be noncomplying (as described in the preceding paragraph), or in the event that RiT identifies an Error therein, RiT shall give Stins written notice specifying in detail the area of noncompliance or Error. Stins shall use its good faith efforts to correct all deficiencies and Errors within twenty one (21) calendar days following receipt of notice from RiT.

4.4	Acceptance. Upon acceptance of each development phase/Deliverable, RiT shall immediately execute a Certificate of Acceptance, in form and substance to be determined by RiT.

4.5
Upon completion of the final development phase set out in the Development Plan as notified by Stins, RiT shall perform, within thirty (30) days following its delivery, acceptance tests on the CM New software in its entirety to determine whether it satisfies the Functional Specification and operates with internal consistency. The substance and manner of the acceptance tests shall be determined at the sole discretion of RiT. If the completed CM New is determined by RiT to be noncomplying or any Error is detected in it by RiT, the Parties shall follow the correction procedures described in Section 4.3 above.

4.6
If Stins is not able to repair, replace, or correct any Deliverable (under Section 4.3) or the complete CM New software (under Section 4.5), during the initial correction period of fifteen (15) calendar days provided thereunder, and fails to repair, replace, or correct such during an additional twenty one (21) calendar days period (unless extended by mutual written agreement of the Parties), such failure shall constitute a material breach of this Agreement, and RiT shall be entitled, at its sole discretion, to: (a) terminate in whole or in part the Agreement according to Section 13.4 below; (b) receive a refund of all monies already paid to Stins for the defective software; and/or (c) seek any other legal and equitable rights and remedies RiT may have at law or in equity.

5.	LIMITED WARRANTY AND SUPPORT

5.1
Stins warrants that for an unlimited  period following acceptance of the complete CM New software by RiT (the "Warranty Period"), the CM New will be free from programming Errors and will substantially conform to the Functional Specifications, when maintained and operated in accordance with Stins' instructions and Documentation.

5.2
During the Warranty period, if RiT discovers that the CM New software or any part thereof, fails to comply with the Functional Specification and Documentation or in the event that RiT identifies an Error therein, RiT shall give Stins written notice specifying in detail the area of noncompliance or Error. Stins shall repair, replace, or correct the applicable software and/or provide corrective equipment and/or software without any cost to RiT as required to repair, replace, or correct such defective software, within twenty one (21) calendar days following receipt of notice from RiT. In case of failure of Stins to correct the CM New software, Section 4.6 hereinabove shall be applied here (with any adjustments required).

6.	TRAINING

6.1
Stins shall provide 10 working days of training in the use of the CM New software by at least 2 qualified Stins personnel ("Trainers"). The training will be conducted on such dates and locations as the Parties may agree In addition, Stins shall provide consultation service during the Warranty Period.

6.2	Stins shall bear the costs and expenses for the training and Trainers.

7.	FEE AND CONVERTIBLE LOAN

7.1	In return for the Development Services and other obligations provided by Stins hereunder, RiT shall pay Stins a fixed amount fee according to the following provisions.

7.2	Total Fee Amount hereunder is US$ 1,434,500 (One million four hundred thirty four thousand and five hundred dollars of the United States of America), VAT excluded (the "Fee Amount").

7.3
To relief any doubt, the Fee Amount is the agreed inclusive consideration also for the future next release of the CM New (the CM 3.1 version as indicated generally in the Functional Specification).  It is further clarified and agreed that the scope of work for such contemplated future CM New 3.1 version, shall be not less than 30% (thirty percent) of the work required for the CM New first version (No. 3.0)   (in terms of years of men work),  and any postponed module (originally planned to be included in CM 3.0 version) shall not be counted in such 30% work threshold.

7.4
Except as provided in this Section 7, Stins shall not receive or be entitled to any benefits of any kind from RiT. The Fees to be paid to Stins under Section 7 is the exclusive compensation Stins is entitled to hereunder and will include any compensation of any person and/or entity on behalf of Stins. Stins will not be entitled to any reimbursement of any costs and/or expenses incurred in connection with this Agreement, unless such were prior approved in writing by RiT.

7.5
Stins is engaged as an independent contractor and agrees that, as such, RiT is not obligated and will not withhold from the Fees hereunder any amounts for income taxes, social security or similar items in Israel or elsewhere.  Stins Coman, as an independent contractor, acknowledges that it shall remain solely responsible and bear all taxes, tax returns and reports to be paid or filed in connection with the performance hereunder. If by any applicable law or rule there shall be withholding tax on any of the payments to be paid to Stins under this Agreement, such withholding tax shall be reduced from the respective payments to be paid to Stins hereunder.

7.6	Late payment by RiT for more than 14days shall constitute material breach of this Agreement.

8.	Convertible loan. The Fee Amount shall be settled between the Parties by way of a short term convertible loan, provided by Stins to RiT hereunder, in accordance with the following provisions:

8.1
On the Effective Date, the Fee Amount in its entirety, shall be recorded as a loan amount provided by Stins to RiT (hereinafter the "Loan Amount"), for a term of repayment not to exceed three (3) years from the Effective Date (the "Term").

8.2	The Loan Amount shall bear an interest of 2.47% per annum, commencing on the Effective Date and ending on the actual repayment or conversion day thereof.

8.3
Only upon the formal acceptance by RiT of the final and completed CM New hereunder (the "Conversion Due Date"), Stins shall have the right to convert the Loan Amount or any part thereof (together with interest accrued thereon), into RiT’s Shares (the “Conversion Right”) with conversion price per share equal to the NASDAQ close price of RiT’s shares on the Effective Date plus a premium of 10% added thereon (the “Conversion Price”). Prior to the Conversion Due Date, the Conversion Right shall be suspended and any request for conversion hereunder shall have neither power nor effect.

8.4
Stins shall give RiT thirty (30) days prior written notice of any decision to convert hereunder, following which the Parties will agree on and sign a share purchase definitive agreement (hereinafter: the “Definitive Agreement”) as promptly as possible, such definitive agreement to reflect the relevant terms provided in this Agreement (including the Conversion Price), and such other customary terms and conditions substantially similar to past Securities Purchase Agreements executed between the Parties.

9.	PROPRIETARY RIGHTS AND CONFIDENTIALITY

9.1
Stins acknowledges and agrees that RiT owns and shall own any and all intellectual property rights created, made or discovered by Stins under this Agreement and/or in connection with RiT, its business products, software, technology and/or know how including, without limitation, the CM Software and its Code, the CM New its Code, related Deliverables, Functional Specifications and any development phase and work performed and created hereunder, whether or not completed (hereinafter "RiT's IPR").

9.2
Stins represents and warrants that upon execution hereof it has not created and does not have any right, title or interest in and to any RiT's IPR, RiT's business and products. Stins undertakes not to incorporate any of its prior inventions in any RiT's IPR.

9.3
RiT's IPR are, shall be and shall remain the exclusive property of RiT and may not be used by Stins, or any on its behalf, for any other purpose except for the performance of the Development Services hereunder. For avoidance of doubt, in the event in which this Agreement is terminated prior to its term, then RiT may render the Development Services to any other developer; and for such purpose use such materials and information, at RiT's sole discretion.

9.4
Stins hereby irrevocably assigns to RiT all right, title and interest Stins may have or may acquire in and to RiT's IPR in general and in and to the CM New software (its related Deliverables, Code and any development phase), in particular upon creation thereof. Stins acknowledges and agrees that no rights relating to any RiT's IPR and/or the CM New are reserved to Stins and further confirms that the Fees explicitly set forth in this Agreement is inclusive of any and all rights for compensation that may arise in connection with RiT's IPR under applicable law. Stins waives any legal right it may have in connection with RiT's IPR including, without limitation, any moral rights and/or right to claim royalties or any other additional consideration from RiT with regard to the assigned rights hereunder. Stins will assist RiT to obtain, and from time to time enforce, any of RiT's IPR relating to the Development Services hereunder, worldwide, including without limitation, executing such documents and performing such other acts as RiT may reasonably request for perfecting, evidencing, sustaining and enforcing such RiT's IPR, provided that Stins shall not be required to bear any expenses as a result of such assignment.

9.5
Upon the completion of the Development Services to be performed hereunder, or upon the earlier termination of this Agreement, for any reason whatsoever, Stins shall immediately turn over to RiT the CM New and all Deliverables and Code (whether or not completed), the Functional Specifications and other documents received from RiT hereunder, and no copies thereof shall be retained by Stins without the prior written consent of RiT.

9.6
To relieve any doubt, RiT is entitled and will be entitled to use its CM Software at its current stage preceding this Agreement and to further develop the CM Software as it deems fit for RiT’s business purposes, all at the sole discretion of RiT being the sole owner of its CM Software.

9.7
Confidential Information. The CM Software and all work performed hereunder, including but not limited to, the development and creation of the CM New and all the Deliverables (whether or not completed), constitute Confidential Information, as defined in the attached NDA executed between the Parties and marked Appendix D (the “NDA”).

9.8	Stins obligations pursuant to this Section 9 in its entirety, shall survive the termination or expiration of this Agreement.

10.	OWNERSHIP OF BACKGROUND TECHNOLOGY

10.1
RiT acknowledges that Stins owns or holds a license to use and sublicense various preexisting development tools, routines, subroutines and other programs, data and materials ("Background Technology"), that Stins may include in the CM New software developed under this Agreement.

10.2	Stins' Background Technology includes those items identified in Appendix C attached hereto.

10.3
Stins retains all right, title and interest, including all copyright, patent rights and trade secret rights in the Background Technology. Subject to full payment of the Fees due under this Agreement, Stins grants RiT a nonexclusive, perpetual worldwide license to use the Background Technology in the CM New software developed for and delivered to RiT under this Agreement, and all updates and revisions thereto.

11.	CONTROL AND NON-SOLICITATION

11.1	The Development Services shall be monitored by RiT and coordinated with RiT at all times.

11.2	During the term of this Agreement and for a period of 12 months thereafter, either Party shall not solicit, hire or offer employment to the other Party's personnel.

12.	INDEPENDENT CONTRACTOR

Stins is an independent contractor and neither this Agreement nor the performance hereof will be construed as creating between RiT and Stins the relationship of partnership, employer and employee, joint-venturers, co-partners or any other similar relationship. Neither Party shall have the right to bind the other in any manner whatsoever and nothing in this Agreement shall be interpreted to make either Party the agent or legal representative of the other.

13.	INFRINGEMENT INDEMNITY

13.1
Stins undertakes to indemnify RiT (and its relevant subsidiaries,  affiliates, officers, employees and agents, as the case may be), in respect of all direct damages, liabilities, costs, expenses, losses, claims, demands and reasonable legal costs, actually incurred or suffered by RiT as a result of a claim by a third party that the use of the Deliverables or any part thereof provided by Stins to RiT as part of the Development Services hereunder, infringes a valid patent, trademark, copyrights, trade secret or other proprietary right of any third party; expressly provided that: (a) RiT shall provide prompt and timely written notice of any such claims to Stins; (b) RiT shall not enter into any compromise, settlement or agreement to pay compensation without Stins’ prior written consent; (c) RiT shall provide full information, cooperation and support necessary to Stins’ defense or settlement of such claim; and (d) Stins shall have sole control and authority to assume the defense thereof through its own counsel and to compromise or settle any such claims, at its sole expense.

13.2
In the event RiT shall be enjoined in such suit or proceeding from use of the CM New or any Deliverable, materials, combination or process relating to the Development Services hereunder, then Stins, at its option, shall promptly either (a) secure termination of the injunction and procure for RiT the right to use such CM New or Deliverable without any obligations or liability, or (b) replace such Deliverable with suitable non-infringing Deliverable, or modify such to become non-infringing without affecting their functionality and uniqueness, all at Stins' sole expense.

13.3
The foregoing Sections 13.1-13.2, shall not apply to the extent that the infringement arises from or caused by: (i) correction or modification or additions to the Deliverables and CM New other than by Stins or on its behalf; (ii) the combination of the CM New with hardware and/or software of any third party's systems, products or items where the CM New standing alone, would not have infringed upon third party’s rights.

13.4
THE FOREGOING SECTIONS 13.1-13.2, STATES THE EXCLUSIVE AND ENTIRE LIABILITY OF STINS AND THE EXCLUSIVE AND ENTIRE REMEDY OF RiT FOR INFRINGEMENT AND IN NO EVENT SHALL STINS BE LIABLE FOR ANY LOST REVENUES, LOST PROFITS, SPECIAL, PUNITIVE, CONSEQUENTIAL, INDIRECT OR INCIDENTAL DAMAGES ARISING FROM SUCH CLAIMS. THIS PROVISION WILL SUPRSEDE ANY OTHER PROVISION IN THIS AGREEMENT

13.5	This section in its entirety, shall survive the expiration and/or termination of this Agreement.

14.	TERM AND TERMINATION

14.1	This Agreement shall be effective as of the Effective Date hereof and until completion of the Development Services, unless terminated earlier pursuant to the terms of this Agreement (the "Term").

14.2
Each Party may terminate this Agreement with or without cause by giving 60 days written notice to the other Party. During the notice period (and prior to the effective date of termination), RiT shall be obligated to pay the Fees pro rata to the Services actually finalized and delivered to RiT by the effective termination date.

14.3
Neither Party shall have any claims against the terminating Party in the event of termination of this Agreement pursuant to this Section. RiT shall not incur any liability in any manner whatsoever for any anticipated revenue or loss of profits to Stins or to any entity on behalf of Stins with relation to the termination of this Agreement

14.4
Notwithstanding the aforementioned to the contrary, either Party shall be entitled to immediately terminate this Agreement if the other Party commits a material breach (as provided elsewhere in this Agreement) of its undertakings under this Agreement, and fails to remedy such breach within fourteen (14) days after receipt of a written notice describing such material breach.

14.5
Upon termination or expiration of this Agreement, and except as otherwise directed by RiT, Stins shall: (i) stop work on the effective termination or expiration date; (ii) transfer full title and all intellectual property rights in all work done, to the extent not already been transferred; (iii) deliver to RiT in the manner, at the times, and to the extent directed thereby the work in process, completed work, and other material produced by it hereunder; and (iv) deliver to RiT all materials relating to RiT or this Agreement, or obtained or brought to practice in the course of performance of this Agreement, or containing or derived from the Confidential Information.

15.	STANDARDS OF BUSINESS

15.1
Stins shall strictly abide by the standards of business of RiT (a public company), which include, among others: (a) RiT's Code Of Ethics and Business Conduct (posted on RiT's website) (b) The Foreign Corrupt Practices Act of 1977 (USA), as amended (the "FCPA"), which among other provisions makes it unlawful to make payment of money or give anything of value to any person to assist in obtaining or retaining business, and (c) applicable rules and regulations in its applicable territory.

16.	MISCELLANEOUS PROVISIONS

16.1
This Agreement consists of the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes all prior written or oral agreements with respect hereto. The appendixes to this Agreement form an integral part thereof. This Agreement may not be modified except by a written document signed by a duly authorized representative of each of the Parties. This Agreement or any part thereof may not be assigned by either Party without the prior written consent of the other Party. Any failure by any Party to enforce strict performance by the other Party of any provision herein shall not constitute a waiver of the right to subsequently enforce such provision or any other provision of this Agreement.

16.2
This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument. Facsimile or scanned signatures shall be deemed original signatures.

16.3
This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the laws of any other jurisdiction. Each of the parties hereto agrees that (i) any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (whether in contract, in tort or otherwise) shall be brought, tried and determined only in the competent courts in Tel Aviv, Israel and (ii) irrevocably and unconditionally consents and submits itself to the exclusive jurisdiction of such courts.

17.	CONDITION PRECEDENT

This Agreement is subject to approvals of RiT’s Audit Committee, Board of Directors and shareholders and notwithstanding anything to the contrary herein, the actual obtainment of said approvals shall be a condition precedent to the validity of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

STINS COMAN INCORPORATED By: /s/ Sergey Anisimov Sergey Anisimov, President	RiT TECHNOLOGIES LTD By:/s/ Yossi Ben Harosh; Amit Mantsur Yossi Ben Harosh, CEO; Amit Mantsur, CFO

ANNEX B

SERVICES AGREEMENT

THIS Agreement is made and entered into as of the 17 day of September 2015, by and between RIT Technologies Ltd. (“RiT”) of 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and Stins Engineering Pte Ltd. (“Stins Pte”) of  ______________________________, Singapore (each a "Party" and together the "Parties").

WHEREAS	RiT is a leading provider of IIM and structured cabling solutions and a developer of its innovative IWON technology, which includes the Beamcaster products; and

WHEREAS	Stins Pte is active in RiT's distribution chain being RiT's distributor in Singapore and South Asia (excluding China and India); and

WHEREAS
RiT desires to employ internationally-oriented and highly qualified  personnel for promoting the sales of its products worldwide, and to further use its personnel for providing Sales-Management Services (as defined below) to its distributors in the APAC and CIS regions, altogether aimed at achieving a significant increase in RiT's overall sales worldwide and in APAC and CIS in particular; and

WHEREAS	Stins Pte desires the Sales-Management Services in return for the Fees and in accordance with the provisions hereunder;

NOW THEREFORE, the Parties hereby agree as follows:

1.	DEFINITIONS AND INTERPRETATION

In this Agreement, unless the context clearly indicates to the contrary, the following words shall have the meanings set out hereunder:

“Effective Date" means August 1st, 2015.

“Sales-Management Services” or the "Services" means the services provided hereunder and set forth in Section 1 hereof.

“Fees” means the fees set forth in Section 4 hereof.

2.	SERVICES

Commencing on the Effective Date, RiT shall provide to Stins Pte and/or to any other RiT's distributor selected by Stins Pte and active in the APAC and/or CIS regions (the "Territories"), the following services:

2.1	Sales planning management services;

2.2	Promotion of sales in the IIM, structured caballing and IWON (Beamcaster) lines of business;

2.3	Management services related to the pre-sale, sale and post-sale efforts in the Territories;

2.4	Establishing contacts and arranging meetings with appropriate decision-making persons in the Territories;

2.5	Establishing contractual relations with customers and partners in the Territories;

2.6	Finding potential investors for the IIM and/or IWON/Beamcaster lines of business.

2.7	Additional sales management services reasonably requested by Stins Pte and which RiT is able and willing to provide, on a case by case basis.

3.	The Services shall be conducted in a professional and high standards manner.

4.	CONTROL AND NON-SOLICITATION

4.1	The Services shall be monitored by and coordinated with RiT at all times.

4.2
With respect to the finding-potential-investors service provided hereinabove, each and every potential investor shall require a preliminary check and prior written approval of RiT, prior to any contacts therewith.

4.3	RiT's personnel engaged in rendering services hereunder, shall be subject to RiT's control, instructions and guidelines as may reasonably be given from time to time.

4.4
During the term of this Agreement and for a period of 12 months thereafter, Stins Pte or any of its designated entities for receiving the Services hereunder, shall not solicit, hire or offer employment to RiT's personnel without receiving the prior written consent of RiT.

5.	FEES AND REIMBURSEMENT

5.1
In return for the Sales-Management Services provided by RiT hereunder, Stins Pte shall pay to RiT fees in sums ranging from US$ 45,000 (forty five thousand USD) to US$ 125,000 (one hundred twenty five thousand USD), per month, according to the actual scope of Services rendered in the previous month (the "Fees")

5.2	The Fees may be updated in each calendar year according to changes in costs to RiT related to its personnel involved in rendering the services hereunder.

5.3	The Fees shall be charged on a monthly basis.

5.4	Stins Pte undertakes to pay the Fees to RiT by the last day of each month for the previous month's services.

5.5	Stins Pte undertakes to reimburse RiT for the reasonable costs and expenses incurred by RiT and any of its personnel, in carrying out the Sales-Management Services hereunder.

6.	RECORDS

RiT shall maintain adequate records relating to payments due by Stins Pte hereunder and will make such records available, upon reasonable notice, to duly authorized representative of Stins Pte for inspection, during normal business hours.

7.	TERM AND TERMINATION

7.1
The term of this Agreement shall be twelve months from the Effective Date (the "Term"). The Term shall automatically renew for a one year term each time, unless any Party notifies otherwise at least six (6) months prior to the expiration of the Term or extended Term, as the case may be.

7.2
Each Party may terminate this Agreement with or without cause by giving six (6) months written notice to the other Party. During the notice period (and prior to the effective date of termination), Stins Pte shall be obligated to pay the Fees and reimbursement hereunder.

8.	GENERAL

8.1
This Agreement consists of the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes all prior written or oral agreements with respect hereto. This Agreement may not be modified except by written document signed by a duly authorized representative of each of the Parties. This Agreement or any part thereof may not be assigned by either Party without the prior written consent of the other Party. Any failure by any Party to enforce strict performance by the other Party of any provision herein shall not constitute a waiver of the right to subsequently enforce such provision or any other provision of this Agreement.

8.2
This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument. Facsimile or scanned signatures shall be deemed original signatures.

8.3
This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the laws of any other jurisdiction. Each of the parties hereto agrees that (i) any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (whether in contract, in tort or otherwise) shall be brought, tried and determined only in the competent courts in Tel Aviv, Israel and (ii) irrevocably and unconditionally consents and submits itself to the exclusive jurisdiction of such courts.

9.	CONDITIONS PRECEDENT

This Agreement is subject to approvals of RiT’s Audit Committee, Board of Directors and shareholders and notwithstanding anything to the contrary herein, the actual obtainment of said approvals shall be a condition precedent to the validity of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

STINS ENGINEERING PTE By:/s/	RiT TECHNOLOGIES LTD By: /s/ Yossi Ben Harosh; Amit Mantsur Yossi Ben Harosh, CEO; Amit Mantsur, CFO